Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-264352-01

VICI Properties L.P.

$1,050,000,000

Final Term Sheet
March 7, 2024

$550,000,000 5.750% Notes due 2034
$500,000,000 6.125% Notes due 2054

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus supplement dated March 7, 2024 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated April 18, 2022 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	VICI Properties L.P. (the “Company”)

Ratings*:	Ba1 (Positive) by Moody’s Investors Service

BBB- (Stable) by S&P Global Ratings

BBB- (Stable) by Fitch Ratings

Trade Date:	March 7, 2024

Settlement Date**:	March 18, 2024 (T+7)

5.750% Notes due 2034

Securities Offered:	5.750% Notes due 2034

Aggregate Principal Amount Offered:	$550,000,000

Interest Payment Dates:	April 1 and October 1, beginning on October 1, 2024 (long first coupon)

Interest Rate:	5.750% per annum, accruing from March 18, 2024

Maturity Date:	April 1, 2034

Benchmark Treasury:	4.000% due February 15, 2034

Benchmark Treasury Yield:	4.108%

Spread to Benchmark Treasury:	+175 basis points

Yield to Maturity:	5.858%

Price to Public:	99.186% of the principal amount, plus accrued interest, if any

Optional Redemption Provision:	At the Company’s option, prior to January 1, 2034 (the “2034 Notes Par Call Date”), make-whole call at Treasury Rate (as defined in the Preliminary Prospectus Supplement) +30 basis points; on and after the 2034 Notes Par Call Date, at 100% of the principal amount. See the Preliminary Prospectus Supplement for further terms and provisions applicable to optional redemption.

CUSIP:	925650AF0

ISIN:	US925650AF04

6.125% Notes due 2054

Securities Offered:	6.125% Notes due 2054

Aggregate Principal Amount Offered:	$500,000,000

Interest Payment Dates:	April 1 and October 1, beginning on October 1, 2024 (long first coupon)

Interest Rate:	6.125% per annum, accruing from March 18, 2024

Maturity Date:	April 1, 2054

Benchmark Treasury:	4.750% due November 15, 2053

Benchmark Treasury Yield:	4.259%

Spread to Benchmark Treasury:	+200 basis points

Yield to Maturity:	6.259%

Price to Public:	98.192% of the principal amount, plus accrued interest, if any

Optional Redemption Provision:	At the Company’s option, prior to October 1, 2053 (the “2054 Notes Par Call Date”), make-whole call at Treasury Rate (as defined in the Preliminary Prospectus Supplement) +30 basis points; on and after the 2054 Notes Par Call Date, at 100% of the principal amount. See the Preliminary Prospectus Supplement for further terms and provisions applicable to optional redemption.

CUSIP:	925650AG8

ISIN:	US925650AG86

All Notes Offered Hereby

Total Net Proceeds:	Approximately $1,028.5 million, after deducting the underwriting discounts (but before deducting the estimated offering expenses payable by the Company).

Joint Book-Running Managers:	Wells Fargo Securities, LLC
J.P. Morgan Securities LLC
BofA Securities, Inc.
Goldman Sachs & Co. LLC
Barclays Capital Inc.
BNP Paribas Securities Corp.
Citigroup Global Markets Inc.
Citizens JMP Securities, LLC
Deutsche Bank Securities Inc.
Morgan Stanley & Co. LLC
Scotia Capital (USA) Inc.
Truist Securities, Inc.

Co-Managers:	Capital One Securities, Inc.
SMBC Nikko Securities America, Inc.
Mizuho Securities USA LLC
KeyBanc Capital Markets Inc.
Raymond James & Associates, Inc.

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers of the notes who wish to trade the notes before the second business day prior to the Settlement Date will be required, by virtue of the fact that the notes initially will settle in T+7, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement, and should consult their own advisors.

The Company has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751, by calling J.P. Morgan Securities LLC toll-free at 1-212-834-4533, by calling BofA Securities, Inc. toll-free at 1-800-294-1322 or by calling Goldman Sachs & Co. LLC toll-free at 1-866-471-2526.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.